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Annual Report

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Cover Page

Name of issuer:

Avua Corporation

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 3/3/2011

Physical address of issuer:

284 Sullivan Pl
Brooklyn
Brooklyn NY 11225

Website of issuer:

http://www.drifterspirits.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

Most recent fiscal year-end: Prior fiscal year-end:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$637,846.00	$445,452.00
Cash & Cash Equivalents:	$37,434.00	$10,913.00
Accounts Receivable:	$270,832.00	$131,335.00
Short-term Debt:	$667,799.00	$356,758.00
Long-term Debt:	$751,670.00	$664,661.00
Revenues/Sales:	$1,303,427.00	$1,349,152.00
Cost of Goods Sold:	$541,606.00	$467,299.00
Taxes Paid:	$1,871.00	$529.00
Net Income:	($313,656.00)	$49,289.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Avua Corporation

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>They failed to submit an annual report in the past.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Francisco Godoy	Director of Finance for Development Bank Program	Government of Mexico	2019
Nathan Whitehouse	Co-Founder	Washington Square Brands, LLC	2011
Peter Nevenglosky	Co-Founder	Washington Square Brands, LLC	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nathan Whitehouse	Co-Ceo	2011
Nathan Whitehouse	President	2011
Peter Nevenglosky	Co-CEO	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Peter Nevenglosky	4,000,000 Series B Common	48.78
Nathan Whitehouse	4,000,000 Series B Common	48.78

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The premium spirits market, despite being an active and stable market, is exposed to macroeconomic risk, as consumers may choose to trade down to less premium cachacas if their is a macroeconomic downturn.

The growth of Avua Cachaca has, in large part, been linked to the growth of the "craft cocktail" movement in the on-premise. While this type of channel has been growing, there is no certainty about the rate that it will continue to grow and whether consumers will continue to shift towards niche spirits and craft cocktails.

Avua's growth is dependent upon its distributor partners. There has been significant consolidation in the U.S. distribution market, which may adversely affect the amount of attention smaller suppliers may receive from the distributor partners. European importers for smaller craft spirits remain underdeveloped and it is not certain that the trend of improved distribution solutions within the EU will continue.

In the market for spirits, cachaca is an underdeveloped category and, while there has been growth in the category, Avua remains a pioneer in most global markets in which it operates and there can be no guarantee that the growth in the underlying market will continue.

Recent changes in the global political environment may add risk to the imported spirits market, as there is no certainty that the existing low tariffs for imported alcoholic beverages will continue. Certain of our trading partners are ending political relationships, such as the European Union and the U.K., which may adversely affect ease of trade between our European depot in Belgium and our U.K. importer.

Brazil remains a volatile environment politically and the company may be exposed to changes in taxes and regulatory environment that could adversely affect our profit margins. We moreover benefit from a strong USD-real exchange rate, which could change over time.

Avua is moderately dependent upon the image of Brazil, which maintains challenges due to news reports of corruption and violence.

The current category competitive set is fairly weak. However, recent acquisitions, such as Leblon Cachaca by Bacardi, may add competitive headwinds to growth.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series B Common Stock	8,000,000	8,000,000	Yes ⬍
Common Stock	10,000,000	2,000,000	Yes ⬍

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Larry Whitehouse
Issue date	02/14/18
Amount	$20,000.00
Outstanding principal plus interest	$20,000.00 as of 04/01/20
Interest rate	6.25% per annum
Maturity date	02/15/23
Current with payments	Yes

Loan

Lender	Various
Issue date	04/30/18
Amount	$149,720.00
Outstanding principal plus interest	$263,812.00 as of 04/08/20
Current with payments	Yes

Revenue share loan, where Avua Corp repays 2x what was invested ($149,720) based on 5% of quarterly revenues.

Loan

Lender	Kabbage
Issue date	02/28/19
Amount	$83,640.00
Outstanding principal plus interest	$83,640.00 as of 04/08/20
Interest rate	26.0% per annum
Maturity date	07/01/20
Current with payments	Yes

Loan

Lender	Funding Merchant Source
Issue date	07/31/19
Amount	$59,491.00
Outstanding principal plus interest	$59,421.00 as of 04/08/20
Interest rate	33.0% per annum
Maturity date	07/01/20
Current with payments	Yes

Loan

Lender	Forward Financing
Issue date	11/30/19
Amount	$59,991.00
Outstanding principal plus interest	$59,991.00 as of 04/08/20
Interest rate	32.0% per annum
Maturity date	07/01/20
Current with payments	Yes

Loan

Lender	Svol, LLC
Issue date	04/07/20
Amount	$20,376.00
Outstanding principal plus interest	$20,376.00 as of 04/07/20

Interest rate	0.0% per annum
Maturity date	09/08/20
Current with payments	Yes

This is an open line of credit

Loan

Lender	Peter Nevenglosky
Issue date	04/07/20
Amount	$268,633.00
Outstanding principal plus interest	$268,633.00 as of 04/08/20
Interest rate	0.0% per annum
Maturity date	10/08/20
Current with payments	Yes

This is an open line of credit with one of the shareholders

Convertible Note

Issue date	12/25/15
Amount	$277,841.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$8,000,000.00
Maturity date	04/01/22

Some of these notes have converted voluntarily

Convertible Note

Issue date	03/14/20
Amount	$297,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$5,470,000.00

At term, converts into preferred shares with a 12% preferred return

We hold several different loans.

There is a line of credit open with Investor's Bank of New Jersey with an interest rate of 5.25%. This comes due on November 1, 2017; however, we believe that the bank will elect to roll over the line of credit. Interest is paid in full each month. Issue date was October 24, 2017.

A second line of credit is open with MMA Global Investments, LLC, a family office for $100,000, of which $90,000 is currently pulled down. The rate on this is 9.25% and comes due on November 1, 2017, but is renewable at the Lender's discretion, which we believe that the Lender will do. Interest is paid in full each month. Issue date was November 1, 2016.

A term loan of $100,000 was lent by Nevensmith, LLC with a rate of 5.25% and a maturity date of May 1, 2046. Interest is paid in full each month. Issue date was April 1, 2016.

There is a loan from Peter Nevenglosky with an outstanding balance of $17,123.46. Due date is March 1, 2027. Interest is paid in full each month. Interest is 4.25%. Issue date was January 1, 2016.

There is a loan from Larry Whitehouse with a total outstanding balance of $10,739.32. Interest is 5.25% and a due date of August 1, 2018. Interest is paid in full each month. Issue date was August 1, 2016.

We also have issued two rounds of convertible notes. First round is $247,975 closed in December 2013, under a valuation of $3.5mm. As of May 2017, the accumulated interest is $121,944.29. Second round is $365,500 closed in December 2015, under a valuation of $8.0mm. Both notes have 8% interest, and a five year term. As of May 2017, the accumulated interest is $53,476.29.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2015	Section 4(a)(2)	Convertible Note	$277,841	General operations
3/2020	Section 4(a)(2)	Convertible Note	$297,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes

☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Larry Whitehouse
Amount Invested	$20,000.00
Transaction type	Loan
Issue date	02/15/18
Outstanding principal plus interest	$20,000.00 as of 04/02/20
Interest rate	6.25% per annum
Maturity date	02/15/23
Outstanding	Yes
Current with payments	Yes
Relationship	Father of the CEO

Name	Svol, LLC
Amount Invested	$20,376.00
Transaction type	Loan
Issue date	12/31/19
Outstanding principal plus interest	$20,376.00 as of 04/07/20
Interest rate	0.0% per annum
Maturity date	12/31/20
Outstanding	Yes
Current with payments	Yes
Relationship	Affiliate

This is a balance due for pass-through revenue

Name	Peter Nevenglosky
Amount Invested	$268,633.00
Transaction type	Loan
Issue date	04/08/20
Outstanding principal plus interest	$268,633.00 as of 04/08/20
Interest rate	0.0% per annum
Maturity date	10/08/20
Outstanding	Yes
Current with payments	Yes
Relationship	Principal

This is an open line of credit with one of the shareholders

There is a loan from Peter Nevenglosky with an outstanding balance of $17,123.46. Due date is March 1, 2027. Interest is paid in full each month. Interest is 4.25%. Issue date was January 1, 2016. Peter Neveglosky is a cofounder.

There is a loan from Larry Whitehouse with a total outstanding balance of $10,739.32. Interest is 5.25% and a due date of August 1, 2018. Interest is paid in full each month. Issue date was August 1, 2016. Larry Whitehouse is the father of Nathan Whitehouse.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Produce, market and sell craft spirits across 42 states in the US and 7 countries in Europe. The portfolio includes Avua Cachaca (Brazilian sugar cane spirit) launched in 2013, Svol Aquavit (Scandinavian botanical spirit) launched in 2019, and soon Gagliardo Bitter Radicale (Italian liqueur range).

The market for craft spirits, a $189B market has been rapidly growing. As a nimble supplier with the dominant player in niche categories, we can use our route to market to build to a mid-sized spirits supplier with a portfolio of 8-10 quality brands that we will scale to >$10MM in revenue top-line and >$2MM in net income.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Avua Corporation was incorporated in the State of Delaware in March 2011.

Since then, we have:

- Achieved revenues of $1,303,426 in 2019

- On premise spirits sales experts that will grow into a $10MM company in 5 years with smart portfolio growth

- Deep relationships top bars, restaurants and hotels as well as national accounts like MGM Resorts, Jose Andres and Nomad

- Represents leading brands Avua Cachaca, Svol Aquavit and Gagliardo Bitter Radicale

- New brands in the works for 2021 and beyond in broader categories like tequila and gin

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $889,750 compared to the year ended December 31, 2018, when the Company had revenues of $535,649. Our gross margin was 51.6% in fiscal year 2019, compared to 48.52% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $191,223, including $3,009 in cash. As of December 31, 2018, the Company had $156,757 in total assets, including $8,587 in cash.

- *Net Loss.* The Company has had net losses of $169,153 and net losses of $218,700 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $1,099,741 for the fiscal year ended December 31, 2019 and $896,122 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $751,670 in debt and $784,303 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is three months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Avua Corporation cash in hand is $10,000, as of March 2020. We expect a limited amount of income over the next three months, due to the impact of COVID-19 on our business, after which we would expect operations to gradually normalize.

Cash burn is between approximately $15,000 per month, on average. We currently have reduced our fixed costs and are paying certain loan costs while we wait for market to re-open.We are a seasonal business and therefore expect growth of revenue over the summer which should extend time prior to needing more funding.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.avuacachaca.com.br/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Francisco Godoy
Nathan Whitehouse
Peter Nevenglosky

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Wefunder Crowdfunding Revenue Share

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Francisco Godoy
- Nathan Whitehouse
- Peter Nevenglosky

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Avua Corporation

By

Nathan Whitehouse

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Peter Nevenglosky
Co-Founder
4/8/2020

Nathan Whitehouse
CEO
4/8/2020

Invite Others to Sign

Francisco Godoy (pacogodoy@gmail.com) INVITE

INVITE ANOTHER PERSON TO SIGN

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC

I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT



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